

Mail Stop 4631

August 14, 2017

Silong Chen
Chief Executive Officer
Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong
People's Republic of China 523217

> **Re:** **Dogness (International) Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 2, 2017**
> **CIK No. 1707303**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures to the extent required by Item 8.A.4 and the related instructions of Form 20-F.

Operating and Financial Review and Prospects, page 45

2. We have reviewed your response to prior comment nine and note the additional disclosure added on page 124. As we previously requested, please also enhance your discussion of results of operations to quantify and discuss the impact of foreign currency translation on revenues and expenses during each period presented.

3. We have reviewed your response to prior comment 10 and note the additional disclosure added on page 11. As we previously requested, please also enhance your discussion of results of operations to more fully address the reasons for the declines in the quantity of products sold of 24.3% during the six months ended December 31, 2016 and 9.3% during the year ended June 30, 2016. To the extent applicable, please address any material changes in the quantity of products sold subsequent to December 31, 2016.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony W. Basch, Esq.
        Yunhao Chen